Filed Pursuant to Rule 433

Registration Statement No. 333-238019

Pricing Term Sheet

Dated July 27, 2021

First American Financial Corporation

Pricing Term Sheet

Issuer:	First American Financial Corporation
Security Description:	2.400% Senior Notes due 2031
Ratings (Moody’s / S&P / Fitch)*:	Moody’s Baa2 (Stable) / S&P BBB- (Stable) / Fitch BBB (Stable)
Size:	$650,000,000
Trade Date:	July 27, 2021
Settlement Date:	August 3, 2021 (T+5**)
Maturity:	August 15, 2031
Interest Payment Dates:	February 15 and August 15, commencing February 15, 2022. The initial interest period will be the period from and including the settlement date, to but excluding February 15, 2022, the first interest payment date.
Coupon:	2.400%
Benchmark Treasury:	1.625% due May 15, 2031
Benchmark Treasury Price/ Yield:	103-18 / 1.238%
Spread to Benchmark Treasury:	T+120 basis points
Yield to Maturity:	2.438%
Price to Public:	99.663% of principal amount
Net Proceeds before expenses:	$643,584,500
Optional Redemption:	At any time prior to the Par Call Date, make-whole call at a redemption price equal to the greater of (i) 100% of the principal amount of the notes being redeemed and (ii) discounted present value of the principal and interest (exclusive of interest accrued to the date of redemption and assuming that the notes mature on the Par Call Date) at T+20 basis points, in each case, plus accrued and unpaid interest, if any, to but excluding, the redemption date. At any time on or after the Par Call Date, the Issuer may redeem the notes at 100% of the principal amount of notes being redeemed, plus accrued and unpaid interest, if any, to but excluding, the redemption date.
Par Call Date:	On or after May 15, 2031 (the date that is three months prior to the maturity date)
CUSIP / ISIN:	31847RAH5 / US31847RAH57
Joint Book-Running Managers:	J.P. Morgan Securities LLC Goldman Sachs & Co. LLC
BofA Securities, Inc. PNC Capital Markets LLC U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC
Co-Managers:

BMO Capital Markets Corp.

BNP Paribas Securities Corp.

Citigroup Global Markets Inc.

KeyBanc Capital Markets Inc.

Barclays Capital Inc.

Dowling & Partners Securities, LLC

Keefe, Bruyette & Woods, Inc.

Truist Securities, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

** Note: We expect that delivery of the Notes will be made to investors on or about August 3, 2021, which is five business days following the date of the pricing of the Notes (such settlement cycle referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle on the second business day following the date of any contract for sale (such settlement cycle referred to as “T+2”), unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to two business days before August 3, 2021 will be required, by virtue of the fact that the Notes will settle in T+5, to specify an alternative settlement cycle at the time of the trade to prevent a failed settlement and should consult their own advisers in connection with that election.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at (212) 834-4533 or calling Goldman Sachs & Co. LLC collect at (201) 793-5170.